SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                ----------------

                               (Amendment No. ___)

                       JW Charles Financial Services, Inc.
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                               (Name of Issuer)


                     Common Stock, par value $.001 per share
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                        (Title of Class of Securities)


                                   159843-10-1
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                                (CUSIP number)


                                 Robert H. Stone
                               Avatex Corporation
                    5910 North Central Expressway, Suite 1780
                               Dallas, Texas 75206
                                 (214) 365-7453
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                January 21, 1998
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            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

      Note: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


     CUSIP No. 0001598431                                Page 2 of 8
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       1        NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION NO. OF
                ABOVE PERSON:         Avatex Corporation; Tax Id No. 25-1425889

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [  ]
                                                                       (b)  [  ]

       3        SEC USE ONLY

       4        SOURCE OF FUNDS:                                             WC

       5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                        [__]

       6        CITIZENSHIP OR PLACE OF ORGANIZATION:                  Delaware


NUMBER OF
SHARES                 7     SOLE VOTING POWER:                         300,000

BENEFICIALLY
OWNED BY               8     SHARED VOTING POWER:                             0

EACH
REPORTING              9     SOLE DISPOSITIVE POWER:                    300,000


PERSON WITH           10     SHARED DISPOSITIVE POWER:                        0

------------------ --------- --------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON:                                                 300,000

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              [__]

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       8.13%

      14        TYPE OF REPORTING PERSON:                                    CO

=============== ===============================================================

                                  SCHEDULE 13D


     CUSIP No. 0001598431                                Page 3 of 8
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Item 1.     Security and Issuer

     This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of JW Charles Financial Services, Inc. ("JWC"), a corporation organized under the laws of the State of Florida with its principal executive offices at 980 North Federal Highway, Suite 310, Boca Raton, Florida 33432.

Item 2.     Identity and Background

     (a) This Statement is filed by Avatex Corporation, a Delaware corporation ("Avatex").

     (b) The business address of Avatex is 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206.

     (c) Avatex is a holding company that, through its subsidiaries, owns interests in hotels and office buildings, and also owns interests in other corporations and partnerships. Through Phar-Mor, Inc., its 39.7% owned subsidiary, Avatex is involved in operating a chain of over 100 discount retail drugstores devoted to the sale of prescription and over-the-counter drugs, health and beauty aids and other general merchandise. Attached as Schedule I hereto and incorporated herein by reference is a list of the directors and executive officers of Avatex. Schedule I also sets forth the business address and principal occupation or employment of each individual listed therein.

     (d) - (e) During the past five years, neither Avatex nor, to the best of its knowledge, any of the persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) All of the individuals listed on Schedule I hereto are citizens of the United States.

                                  SCHEDULE 13D


     CUSIP No. 0001598431                                Page 4 of 8
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Item 3.     Source and Amount of Funds or Other Consideration

     Avatex paid $3,450,000 for 300,000 shares of Common Stock. The source of the funds used to purchase the Common Stock was general corporate funds of Avatex.

Item 4.     Purpose of Transaction

     Avatex acquired its interests in the Common Stock for investment purposes. From time to time, Avatex will evaluate its position and may determine to acquire additional shares of Common Stock of JWC (subject to the availability of shares at prices deemed favorable and other factors) or dispose of shares of the Common Stock of JWC, at any time and from time to time. Except as stated above, Avatex has not formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although Avatex reserves the right to formulate such plans or proposals in the future.

Item 5.     Interest in Securities of the Issuer

     (a) As of the date hereof, Avatex owns 300,000 shares of Common Stock. According to JWC's Form 10-Q for the quarterly period ended September 30, 1997, JWC had 3,688,872 shares of Common Stock outstanding as of November 10, 1997. Based on such number, as of the date hereof, Avatex has beneficial ownership of approximately 8.13% of Common Stock.

     (b) Avatex has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares of Common Stock owned by Avatex described in subsection (a) of this Item 5.

     (c) On January 21, 1998, Avatex entered into a Stock Sale Agreement with Marshall T. Leeds, under which Avatex agreed to purchase from Mr. Leeds 300,000 shares of Common Stock at a purchase price of $11.50 per share. No other transaction in the Common Stock was effected during the past sixty days by Avatex.

     (d) Not applicable.

     (e) Not applicable.

                                  SCHEDULE 13D


     CUSIP No. 0001598431                                Page 5 of 8
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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

     In connection with the execution of the Stock Sale Agreement described in
Item 5(c) above, Avatex, JWC and Marshall T. Leeds entered into a Registration Rights Agreement, under which, among other things, JWC agreed to grant Avatex certain automatic and piggyback registration rights with respect to the shares of Common Stock owned by Avatex described in Item 5(a) above.

Item 7.     Materials to be Filed as Exhibits

      Exhibit 1 Stock Sale Agreement dated January 21, 1998 between Avatex Corporation and Marshall T. Leeds.

      Exhibit 2 Registration Rights Agreement dated January 21, 1998 between Avatex Corporation, JW Charles Financial Services, Inc. and Marshall T. Leeds.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 26, 1997


                                    AVATEX CORPORATION

                                           /s/  Robert H. Stone
                                    By:   -----------------------------------
                                          Robert H. Stone
                                          Vice President

                                  SCHEDULE 13D


     CUSIP No. 0001598431                                Page 6 of 8
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                                   SCHEDULE I

             DIRECTORS AND EXECUTIVE OFFICERS OF AVATEX CORPORATION


     The following information is provided for the directors and executive officers of Avatex Corporation ("Avatex") listed below: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and the address of any corporation or other organization in which such employment is conducted.

(a) Abbey J. Butler, Co-Chairman of the Board and Co-Chief Executive Officer of Avatex;
(b) 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206 ("Avatex Address");
(c) Co-Chairman of the Board and Co-Chief Executive Officer of Avatex; Avatex Address.

(a) Melvyn J. Estrin, Co-Chairman of the Board and Co-Chief Executive Officer of Avatex;
(b)   Avatex Address;
(c) Co-chairman of the Board and Co-Chief Executive Officer of Avatex; Avatex Address.

(a)   Hyman H. Frankel, Director of Avatex;
(b)   Avatex Address;
(c) Executive Officer of Human Service Group, Inc. and University Research Corporation; 7200 Wisconsin Avenue, Bethesda, Maryland 20814-4811.

(a)   Fred S. Katz, Director of Avatex;
(b)   Avatex Address;
(c) President of First Taconic Capital Corporation; 99 Park Avenue, Suite 2230, New York, New York 10016.

(a)   William A. Lemer, Director of Avatex;
(b)   Avatex Address;
(c) President of Bethesda Avenue Photo, Inc. and Pentagon Concourse Photo, Inc.; 4823 Bethesda Avenue, Bethesda, Maryland 20814.

(a)   Charles C. Pecarro, Director of Avatex;
(b)   Avatex Address;
(c) Chief Financial Officer of Human Service Group, Inc. and University Research Corporation; 7200 Wisconsin Avenue, Bethesda, Maryland 20814-4811.

                                  SCHEDULE 13D


     CUSIP No. 0001598431                                Page 7 of 8
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(a)   John L. Wineapple, Director of Avatex;
(b)   Avatex Address;
(c) Principal of First Taconic Capitol Corporation; 99 Park Avenue, Suite 2230, New York, New York 10016.

(a) Edward L. Massman, Senior Vice President and Chief Financial Officer of Avatex;
(b)   Avatex Address;
(c)   Senior Vice President and Chief Financial Officer of Avatex; Avatex
      Address.

(a)   John G. Murray, Vice President -- Finance of Avatex;
(b)   Avatex Address;
(c)   Vice President -- Finance of Avatex; Avatex Address.

(a)   Scott E. Peterson, Vice President - Finance and Controller of Avatex;
(b)   Avatex Address;
(c)   Vice President - Finance and Controller of Avatex; Avatex Address.

(a)   Grady E. Schleier, Vice President and Treasurer of Avatex;
(b)   Avatex Address;
(c)   Vice President and Treasurer of Avatex; Avatex Address.

(a)   Robert H. Stone, Vice President, General Counsel and Secretary of Avatex;
(b)   Avatex Address;
(c)   Vice President and General Counsel of Avatex; Avatex Address.

                                  SCHEDULE 13D


     CUSIP No. 0001598431                                Page 8 of 8
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                                  EXHIBIT INDEX

Exhibit
Number                        Exhibit
-------                       -------

    1 Stock Sale Agreement dated January 21, 1998 between Avatex Corporation and Marshall T. Leeds

    2 Registration Rights Agreement dated January 21, 1998 between Avatex Corporation, JW Charles Financial Services, Inc. and Marshall
            T. Leeds